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                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  FORM 12b-25

                                                   Commission File Number 0-5256



                          NOTIFICATION OF LATE FILING




(Check one):   (  ) Form 10-K,   (  ) Form 11-K,      (  ) Form 20-F,
               (  ) Form 10-Q,   (  ) Form N-SAR

For period ended:


( ) Transition Report on Form 10-K         (X) Transition Report on Form 10-Q
( ) Transition Report on Form 20-F         ( ) Transition Report on Form N-SAR
( ) Transition Report on Form 11-K

For the Transition Period Ended:  DECEMBER 31, 1993

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:



                       PART I.  REGISTRANT INFORMATION


Full name of registrant:  GREAT AMERICAN MANAGEMENT AND INVESTMENT, INC.

Address of principal executive office: TWO NORTH RIVERSIDE PLAZA, #800

City, state and zip code:  CHICAGO, ILLINOIS  60606


                                    12b25-1





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                       PART II.  RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

(X) (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(X) (b) The subject annual report, semi-annual report, transition report on Form 20-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

( ) (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                             PART III.  NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     As disclosed in the Registrant's Form 10-Q for the quarter and nine months ended September 30, 1993, the operations of Eagle Industries, Inc. ("Eagle"), a subsidiary of Great American Management and Investment, Inc. (the "Registrant") which were previously reported as discontinued operation have been presented as a consolidated subsidiary of the Registrant. The presentation of Eagle as a consolidated subsidiary resulted from the October 1993 decision to discontinue the proposed spinoff of Eagle. In addition, in October 1993, Registrant changed its fiscal year end from July to December to conform with Eagle's fiscal year end of December. Eagle's financial condition and operating results represent a substantial portion of the Registrant's consolidated financial statements. Eagle files reports with the Securities and Exchange Commission and will file its Form 10-K for the year ended December 31, 1993 by March 31, 1994. Currently, Eagle's December 31, 1993 annual audit is in process. Registrant is awaiting the finalization of this audit to determine that the information reported in its Transition Report on Form 10-Q is in conformity with the audit of Eagle's consolidated financial statements. Registrant does not expect to file form 12b-25 in the future, as its required filing dates will conform with Eagle's.








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                    PART IV.  OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:
         NORMAN FIELD                    (312)        466-3838
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          (Name)                         (Area Code) (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                         (X) Yes      ( ) No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                         (X) Yes      ( ) No


         If so; attach an explanation of the anticipated change, both narratively and quantitatively and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

         Results from operations for the five months ended December 31, 1993 are expected to be unfavorable in comparison to the comparable period of 1992. During the five months ended December 31, 1993, results from continuing operations were impacted by: (i) as reported in the Registrant's press release of January 31, 1994, Eagle recorded substantial restructuring charges relating to certain of its continuing operations, (ii) Registrant increased its reserve related to the bankruptcy of its subsidiary, Madison Management Group, Inc., and (iii) as reported in the Registrant's quarterly report on Form 10-Q for the quarter and nine months ended September 30, 1993, a substantial gain was recognized by the Registrant on the sale of a portion of its holdings of the stock of Vigoro Industries, Inc. In addition, during the five months ended December 31, 1993, Eagle recognized losses from discontinued operations relating to three of its subsidiaries.

                GREAT AMERICAN MANAGEMENT AND INVESTMENT, INC.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:      February 14, 1994             By: /s/ NORMAN FIELD
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                                            Norman Field
                                            Vice President and Treasurer





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